

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 17, 2011

VIA US MAIL AND FAX (949) 255-7055
Mr. L. Bryan Shaul
Executive Vice President and Chief Financial Officer
Sun Healthcare Group, Inc.
18831 Von Karman, Suite 400
Irvine, CA 92612

> Re: **Sun Healthcare Group, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2010**
> **Filed March 3, 2011**
> **File No. 001-12040**

Dear Mr. Shaul:

We have reviewed your response letter dated May 12, 2011 and your filings and have the following comments. As noted in our letter dated April 29, 2011, we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide us with the requested information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 6. Selected Financial Data, page 21
(13) Segment Information, page F-38

1. We note your response to comment one from our letter dated April 29, 2011. In order that we may better understand how your CODM reviews your operations as described in your response, please provide us with all reports that are provided to your CODM. Additionally, please provide us a management organizational chart, including a more detailed organizational chart for the Inpatient Services segment.

* * * *

Please file all correspondence over EDGAR. You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director